UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Industrial Services of America, Inc.

(Name of Issuer)

Common Stock (Par Value $0.0033)

(Title of Class of Securities)

456314103

(CUSIP Number)

Recycling Capital Partners, LLC

295 South Commerce Drive

Waterloo, IN  46793

(260) 232-3031

Daniel M. Rifkin

295 South Commerce Drive

Waterloo, IN  46793

(260) 232-3031

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 13, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 456314103		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Recycling Capital Partners, LLC (47-0984520)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (Funds of Recycling Capital Partners, LLC)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Indiana

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 857,143 (10.81%)

	8.	Shared Voting Power 00,000

	9.	Sole Dispositive Power 857,143 (10.81%)

	10.	Shared Dispositive Power 00,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 857,143 (10.81%)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.81%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 456314103		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Daniel M. Rifkin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (Funds of Recycling Capital Partners, LLC)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Indiana

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 857,143 (10.81%)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 857,143 (10.81%)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 857,143 (10.81%)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.81%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 456314103	13D

Item 1.	Security and Issuer.
Common Stock (par value $0.0033 per share) of Industrial Services of America, Inc. (IDSA) 7100 Grade Lane, Louisville, Kentucky 40213.

Item 2.	Identity and Background.

The Reporting Persons are Recycling Capital Partners, LLC, an Indiana limited liability company (“RCP”) and Daniel M. Rifkin, the sole manager of RCP.  RCP is located at 295 South Commerce Drive, Waterloo, Indiana, and the entity has been formed for the specific purpose of making this investment.

RCP is controlled by Daniel Rifkin who is the President and Chief Executive Officer of MetalX, a privately owned scrap metal recycling company, headquartered in Waterloo, Indiana, that purchases, processes and sells all types of ferrous and nonferrous scrap metal.

During the last 5 years, none of the RCP’s members, officers or other control persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

All members of RCP, including Mr. Rifkin, are citizens of the United States.

Item 3.	Source or Amount of Funds or Other Consideration.
RCP used $3,000,000.50 of company capital contributed by its members to purchase the securities reported as owned in Item 5.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their interest in the Issuer for investment purposes based upon their view that the Issuer’s industry presents viable opportunities for long term growth.  Each Reporting Person at any time from time to time may acquire additional stock or dispose of any of its stock depending on an ongoing evaluation of the investment.

RCP has entered into a Common Stock Purchase Warrant Agreement, dated June 13, 2014 that allows it to purchase up to 857,143 additional shares at $5.00 per share, as adjusted for stock dividends, stock splits and other recapitalization events.  The warrant becomes exercisable on December 13, 2014 and will expire on June 13, 2019.

CUSIP No. 456314103	13D

RCP has entered into a Director Designation Agreement that will allow RCP to initially designate one of the Issuer’s board members.  In the future, RCP may have the ability to designate up to two board members depending on RCP’s ownership percentage.

Except for the Common Stock Purchase Warrant Agreement and the Director Designation Agreement described above, the Reporting Persons do not have any other plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

RCP owns and has sole voting and dispositive power over 857,143 shares of the Issuer’s common stock which represents 10.81% of the issuer’s outstanding common stock.  As the sole manager of RCP, Daniel M. Rifkin has shared voting and dispositive power over the same 857,143 shares.

In addition, RCP holds a common stock purchase warrant that allows it to purchase an additional 857,143 shares of common stock.  The warrant is exercisable between December 13, 2014 and June 13, 2019 at an exercise of price of $5.00 per share, subject to price adjustment for stock dividends, stock splits and other recapitalization events.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

RCP has entered into a Common Stock Purchase Warrant Agreement, dated June 13, 2014 that allows it to purchase up to 857,143 additional shares at $5.00 per share, as adjusted for stock dividends, stock splits and other recapitalization events.  The warrant becomes exercisable on December 13, 2014 and will expire on June 13, 2019.

Item 7.	Materials to be Filed as Exhibits.
Exhibit A: Common Stock Purchase Warrant Exhibit B: Director Designation Agreement

CUSIP No. 456314103	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RECYCLING CAPITAL PARTNERS, LLC

/s/ Daniel M. Rifkin
Daniel M. Rifkin
Title: Manager
Date: June 23, 2014

DANIEL M. RIFKIN

/s/ Daniel M. Rifkin

CUSIP No. 456314103	13D

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to (i) the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of Industrial Services of America, Inc. and (ii) that this Joint Filing Agreement be included as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(ii), no person shall be responsible for the completeness and accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of this 23rd day of June, 2014.

RECYCLING CAPITAL PARTNERS, LLC

By:	/s/ Daniel M. Rifkin
Its: Manager

DANIEL M. RIFKIN

/s/ Daniel M. Rifkin

EXHIBIT A

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER EITHER THE SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”), OR APPLICABLE STATE SECURITIES LAWS (THE “STATE ACTS”), AND SHALL NOT BE SOLD, ASSIGNED, PLEDGED, HYPOTHECATED, DONATED OR OTHERWISE TRANSFERRED (WHETHER OR NOT FOR CONSIDERATION) BY THE HOLDER EXCEPT BY REGISTRATION OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UPON THE ISSUANCE TO THE COMPANY OF A FAVORABLE OPINION OF COUNSEL OR OTHER EVIDENCE REASONABLY SATISFACTORY TO THE COMPANY TO THE EFFECT THAT ANY SUCH TRANSFER SHALL NOT BE IN VIOLATION OF THE 1933 ACT AND THE STATE ACTS.

INDUSTRIAL SERVICES OF AMERICA, INC.

COMMON STOCK PURCHASE WARRANT

To Purchase 857,143 Shares of Common Stock

Date of Issuance: June 13, 2014
Warrant No.: 1

VOID AFTER JUNE 13, 2019

THIS CERTIFIES THAT, for value received,  Recycling Capital Partners, LLC, an Indiana limited liability company (the “Investor”), is entitled to subscribe for and purchase at the Exercise Price (defined below) from Industrial Services of America, Inc., a Florida corporation (the “Company”), up to Eight Hundred Fifty-Seven Thousand, One Hundred Forty-Three (857,143) shares of the common stock of the Company, par value $0.0033 per share (the “Common Stock”). This warrant (“Warrant”) being issued by the Company pursuant to that certain Securities Purchase Agreement between the Company and the Investor, dated as of the date hereof (the “Securities Purchase Agreement”). The Investor takes this Warrant subject to the terms and restrictions set forth in the Transaction Documents (as defined in the Securities Purchase Agreement) and shall be entitled to certain rights and privileges as set forth in the Transaction Documents.

1.                                     Definitions. Capitalized terms used herein but not otherwise defined herein shall have their respective meanings as set forth in the Securities Purchase Agreement. As used herein, the following terms shall have the following respective meanings:

(a)                                “Exercise Period” shall mean the period commencing with the date that is six (6) months after the Closing Date and ending on the fifth anniversary of the Closing Date, unless sooner terminated as provided below.

(b)                                “Exercise Price” shall initially mean $5.00 per share, subject to adjustment pursuant to Section 5 below.

(c)                                 “Fair Market Value” means, for any date, the price determined by the first of the following clauses that applies: (i) the average of the closing sales prices for the shares of Common Stock on the principal Trading Market as reported by Bloomberg Financial Markets (or a comparable reporting service of national reputation selected by the Company and reasonably acceptable to the Investor if Bloomberg Financial Markets is not then reporting sales prices of such security) (collectively, “Bloomberg”) for the ten (10) consecutive trading days immediately preceding such date, or (ii) if the Common Stock is not then quoted for trading on a Trading Market and if prices for the Common Stock are then reported in the “Pink Sheets” published by OTC Markets Group Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Stock so reported; or (iii) in all other cases, the fair market value of a share of Common Stock as determined by an independent appraiser selected in good faith by the Investors of Company Warrants representing at least a majority of the Warrant Shares then subject to outstanding Company Warrants and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

(d)                                “Person” means an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, sole proprietorship, unincorporated organization, governmental authority or any other form of entity not specifically listed herein.

(e)                                 “Trading Day” shall mean any day on which the principal Trading Market is open for business.

(f)                                  “Trading Market” shall mean any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE MKT, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange or the OTC Bulletin Board (or any successors to any of the foregoing).

(g)                                 “Warrant Shares” shall mean the shares of Common Stock issuable upon exercise of this Warrant.

2.                                     Exercise of Warrant.

2.1                              Exercise Mechanics. The rights represented by this Warrant may, subject to Section 7 below, be exercised in whole or in part at any time during the Exercise Period, by delivery of the following to the Company at its address set forth on the signature page hereto (or at such other address as it may designate by notice in writing to the Investor):

(a)                                A complete and duly executed Notice of Exercise, by or for the benefit of the Investor, in the form attached hereto as Exhibit A ; and

(b)                                Payment of the Exercise Price either in cash or by check, or pursuant to the “cashless exercise” procedures set forth in Section 4 below.

Execution and delivery of the Notice of Exercise shall have the same effect as cancellation of the portion of the original Warrant so exercised, and this Warrant shall evidence the right to purchase the remaining number of Warrant Shares, if any. If requested by the Company, the Investor agrees to provide this Warrant, or an affidavit of lost security, to the Company within a reasonable period after the delivery of the Notice of Exercise.

Certificates for shares purchased hereunder shall be transmitted by the transfer agent of the Company to the Investor by crediting the account of the Investor’s prime broker with the Depository Trust Company through its Deposits and Withdrawal at Custodian (DWAC) system if the Company is a participant in such system, and otherwise by physical delivery to the address specified by the Investor in the Notice of Exercise within three (3) business days from the delivery to the Company of the Notice of Exercise, surrender of this Warrant and payment of the aggregate Exercise Price as set forth above. This Warrant shall be deemed to have been exercised on the date the Exercise Price is received by the Company. The Warrant Shares shall be deemed to have been issued, and the Investor shall be deemed to have become a holder of record of such shares for all purposes, as of the date this Warrant has been exercised by payment to the Company of the Exercise Price.

The Investor shall be deemed to have become the holder of record of such shares on the date on which this Warrant was surrendered and payment of the Exercise Price was made, irrespective of the date of delivery of such certificate or certificates, except that, if the date of such surrender and payment is a date when the stock transfer books of the Company are closed, such person shall be deemed to have become the holder of such shares at the close of business on the next succeeding date on which the stock transfer books are open.

Unless otherwise prohibited by law, the Company’s obligations to issue and deliver Warrant Shares in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the Investor to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any person or entity or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination.

Nothing herein shall limit the Investor’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing the Warrant Shares upon exercise of this Warrant as required pursuant to the terms hereof.

2.2                              Issuance of New Warrants. Upon any partial exercise of this Warrant, the Company, at its expense, will forthwith and, in any event within five (5) business days, issue and deliver to the Investor a new warrant or warrants of like tenor, in the name of the Investor, exercisable, in the aggregate, for the balance of the number of the Warrant Shares remaining available for purchase under this Warrant.

3.                                     Covenants of the Company.

3.1                              Due Authorization. The Company covenants and agrees that all Warrant Shares that may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be validly issued and outstanding, fully paid and nonassessable, and free from all taxes, liens and charges with respect to the issuance thereof.

3.2                              Available Shares. The Company covenants and agrees that the Company will at all times during the Exercise Period, have authorized and reserved, free from preemptive rights, a sufficient number of shares of Common Stock to provide for the exercise of the rights represented by this Warrant. During the Exercise Period, if the number of authorized but unissued shares of Common Stock shall not be sufficient to permit exercise of this Warrant into the applicable Warrant Shares, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes.

3.3                              Registration Rights. The Investor shall have the registration rights specified in the Registration Rights Agreement.

3.4                              No Impairment. Except and to the extent as waived or consented to by the Investor, the Company will not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant and in the taking of all such action as may be necessary or appropriate in order to protect the exercise rights of the Investor against impairment.

4.                                     Cashless Exercise. If at any time after March 15, 2015 there is any one (1) or more periods of thirty (30) or more consecutive days that there is no effective Registration Statement registering, or no current Prospectus available for, the resale of the Warrant Shares by the Investor (“Lapse Period”), then this Warrant may also be exercised after the thirty (30) consecutive days have elapsed in each such Lapse Period by means of a “cashless exercise” in which the Investor shall be entitled to receive a certificate for the number of Warrant Shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

(A)       = the Fair Market Value on the Trading Day immediately preceding the date of such election;

(B)       = the Exercise Price of this Warrant, as adjusted; and

(X) = the number of Warrant Shares issuable upon exercise of this Warrant in accordance with the terms of this Warrant by means of a cash exercise rather than a cashless exercise.

Investor’s right to elect a cashless exercise will expire at 11:59 p.m. on the thirtieth (30th) day after the end of each Lapse Period.  For example, if Investor’s use of the Prospectus is suspended on March 1, 2016 and the suspension is lifted on May 1, 2016, Investor may elect a cashless exercise any time during the period beginning March 30, 2016 and ending May 31, 2016.  Investor will not be entitled to effect a cashless exercise of this Warrant in connection with any Lapse Period arising as a result of the Company’s withdrawal of any Registration Statement at the request of Investor.

5.                                      Adjustment of Exercise Price and Shares.

5.1                               Stock Dividends, Split-Ups, Recapitalizations, Etc. In the event of changes in the outstanding Common Stock of the Company by reason of stock dividends, split-ups, recapitalizations, reclassifications, combinations or exchanges of shares, separations, reorganizations, liquidations, consolidation, acquisition of the Company (whether through merger or acquisition of substantially all the assets or stock of the Company), or the like, the number, class and type of shares available under this Warrant in the aggregate and the Exercise Price shall be correspondingly adjusted to give the Investor of this Warrant, on exercise for the same aggregate Exercise Price, the total number, class, and type of shares or other property as the Investor would have owned had this Warrant been exercised immediately prior to the event and had the Investor continued to hold such shares until the event requiring adjustment.

5.2                               Certificate of Adjustment. Upon the occurrence of each adjustment pursuant to this Section 5. the Company at its expense will, at the written request of the Investor, compute such adjustment in accordance with the terms of this Warrant and prepare a certificate setting forth such adjustment, including a statement of the adjusted Exercise Price and adjusted number or type of Warrant Shares or other securities issuable upon exercise of this Warrant (as applicable). Upon written request, the Company will promptly deliver a copy of each such certificate to the Investor and to the Company’s transfer agent.

6.                                      Fractional Shares. No fractional shares shall be issued upon the exercise of this Warrant as a consequence of any adjustment pursuant hereto. All Warrant Shares (including fractions) issuable upon exercise of this Warrant may be aggregated for purposes of determining whether the exercise would result in the issuance of any fractional share. If, after aggregation, the exercise would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current Fair Market Value of a share of Common stock by the fractional share not to be issued

7.                                      Fundamental Transactions. If, at any time while this Warrant is outstanding, (a) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person, (b) the Company, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (c) any direct or indirect purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of more than 50% of the outstanding shares of Common Stock, (d) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property, or (e) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other Person or other Persons making or party to, or associated or affiliated with the Persons making or party to, such stock or share purchase agreement or other business combination) (each, a “Fundamental Transaction”), then, subject to the last sentence of this Section, upon any subsequent exercise of this Warrant, the Investor shall have the right to receive, for each Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, the number of shares of Common Stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of shares of Common Stock for which this Warrant is exercisable immediately prior to such Fundamental Transaction. For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Investor shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. Notwithstanding the foregoing, if at any time while this Warrant is outstanding, the Company engages in any Fundamental Transaction in which the holders of Common Stock receive in exchange for their shares of Common Stock only cash, then the Investor of this Warrant shall be entitled to receive only an amount of cash equal to (i) (A) the amount of cash payable in such Fundamental Transaction to the holders of Common Stock for each share of Common Stock held by the Investor of this Warrant; less (B) the Exercise Price of this Warrant, as adjusted; multiplied by (ii) the number of Warrant Shares issuable upon exercise of this

Warrant, at the same time and on the same terms as the holders of Common Stock, and immediately upon the receipt of such payment by the Investor this Warrant shall terminate.

8.                                      No Stockholder Rights. Other than as provided herein, this Warrant in and of itself shall not entitle the Investor to any voting rights or other rights as a stockholder of the Company.

9.                                      Transfer of Warrant. This Warrant and all rights hereunder are not transferable.

10.                               Lost, Stolen, Mutilated or Destroyed Warrant. If this Warrant is lost, stolen, mutilated or destroyed, the Company may, on such terms as to indemnity or otherwise as it may reasonably impose (which shall, in the case of a mutilated Warrant, include the surrender thereof for cancellation at the office of the Company), issue a new Warrant of like denomination and tenor as this Warrant so lost, stolen, mutilated or destroyed. Any such new Warrant shall constitute an original contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated or destroyed Warrant shall be at any time enforceable by anyone.

11.                               Notices. Etc.  All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by electronic transmission or facsimile if sent during normal business hours of the recipient, if not, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the Company at the address listed on the signature page hereto to the attention of the Chief Financial Officer (with a copy to Frost Brown Todd LLC, Attn: James A. Giesel, Email: jgiesel@fbtlaw.com) and to the Investor at the applicable address set forth on the applicable signature page to the Securities Purchase Agreement or at such other address as the Company or the Investor may designate by ten (10) days advance written notice to the other parties hereto.

12.                               Acceptance. Receipt of this Warrant by the Investor shall constitute acceptance of and agreement to all of the terms and conditions contained herein.

13.                               Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. This Agreement shall be construed in accordance with the laws of the State of Indiana, without regard to the principles of conflicts of laws. The parties further agree that any action between them shall be heard in and expressly consent to the jurisdiction and venue of the state court sitting in Auburn, Indiana and the federal court sitting in the City of Fort Wayne, Indiana for the adjudication of any civil action asserted pursuant to this Agreement. EACH OF THE PARTIES HERETO, AFTER CONSULTING OR HAVING HAD THE OPPORTUNITY TO CONSULT WITH COUNSEL, EACH KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES, IRREVOCABLY, THE RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING BASED HEREON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER TRANSACTION DOCUMENT OR ANY OTHER AGREEMENT EXECUTED OR CONTEMPLATED TO BE EXECUTED IN CONJUNCTION WITH THIS AGREEMENT, OR ANY COURSE OF CONDUCT OR COURSE OF DEALING IN WHICH THE INVESTOR AND THE COMPANY ARE ADVERSE PARTIES. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE INVESTOR TO ENTER INTO THIS AGREEMENT

14.                               Interpretation. All parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by all of the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Warrant.

15.                               Amendment or Waiver. Any term of this Warrant may be amended or waived (either generally or in a particular instance and either retroactively or prospectively) only by an instrument in writing signed by the Company and the Investor. No waivers of any term, condition or provision of this Warrant, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

[ Remainder of Page Intentionally Left Blank ]

IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its duly authorized officer as of June 13, 2014.

INDUSTRIAL SERVICES OF AMERICA, INC.

By:	/s/ Orson Oliver
Name: Orson Oliver
Title: Interim Chief Executive Officer

EXHIBIT A

NOTICE OF EXERCISE

TO: INDUSTRIAL SERVICES OF AMERICA, INC.

(1)                                 The undersigned hereby elects to purchase                shares of the common stock, par value $0.0033 (the “Common Stock”), of Industrial Services of America, Inc. (the “Company”) pursuant to the terms of the attached Warrant, and tenders herewith payment of the applicable exercise price in full, together with all applicable transfer taxes, if any.

(2)                                 Please issue the certificate for shares of Common Stock in the name of, and pay any cash for any fractional share to:

(Print or type name)

(Social Security or other Identifying Number)

(Street Address)

(City, State, Zip Code)

(3)     If such number of shares shall not be all the shares purchasable upon the exercise of the Warrants evidenced by this Warrant, a new warrant certificate for the balance of such Warrants remaining unexercised shall be registered in the name of and delivered to:

(4)     Please insert Social Security or other identifying number:

(Please print name and address)

Signature:

Dated:

Print Name:

Dated:

EXHIBIT B

DIRECTOR DESIGNATION AGREEMENT

THIS DIRECTOR DESIGNATION AGREEMENT (this “Agreement”) is made and entered into as of June 13, 2014, by and between Recycling Capital Partners, LLC, an Indiana limited liability company (the “Investor”) and Industrial Services of America, Inc., a Florida corporation (the “Company”). Unless otherwise indicated herein, capitalized terms used herein are defined in Section 1 hereof.

WHEREAS, as of the date hereof, the Investor has purchased 857,143 shares of the Company’s Common Stock, together with the Warrant to purchase an additional 857,143 shares pursuant to the terms of a Securities Purchase Agreement dated as of the date hereof (the “Securities Purchase Agreement”); and

WHEREAS, as a condition to the purchase, the Investor required the right to designate certain directors of the Company; and

WHEREAS, the parties hereto desire to enter into this Agreement to set forth certain rights and obligations of the Investor with respect to the designation of directors for the Company.

NOW, THEREFORE, the parties to this Agreement agree as follows:

1.                                      Definitions.  Capitalized terms used herein but not otherwise defined herein shall have their respective meanings as set forth in the Securities Purchase Agreement.  As used herein, the following terms shall have the following respective meanings:

“Board” means the board of directors of the Company.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Investor’s Ownership Percentage” means, at any time, the fraction (expressed as a percentage) that results from dividing (i) the number of shares of Common Stock owned by the Investor and its Affiliates at such time by (ii) the number of shares of Common Stock issued and outstanding at such time.

“Securities Laws” means the Securities Act of 1933 and the Securities Exchange Act of 1934, each as amended, and the rules promulgated thereunder.

2.                                      Board Nomination Rights.

(a)                                 From and after the date hereof and until the provisions of this Section 2 cease to be effective and subject to the terms and conditions of this Agreement, the Investor shall have the right to designate persons for appointment and/or election to the Board (each a “Nominee”) in accordance with the terms of this Agreement.

(b)                                 The number of Nominees to be designated by the Investor shall be determined by multiplying the total number of Board seats by the Investor’s Ownership Percentage and rounding that product up to the next whole number.  For example, if the number of Board seats is seven (7) and the Investor’s Ownership Percentage is sixteen percent (16%), the Investor would be entitled to designate two (2) Nominees (.16 x 7 = 1.12/rounded up to 2).  If the total number of Board seats is nine or less, the maximum number of nominees the Investor is entitled to designate is two (2).

(c)                                  From and after the date hereof and until the provisions of this Section 2 cease to be effective, the number of directors of the Company shall be no less than five (5).  The Investor may request an increase in the number of directors only if (i) the Board has not otherwise designated existing Board seats to be filled by the Investor’s allowed Nominees, and (ii) as a result of the requested increase in the number of directors, the Investor is entitled to and does designate an additional Nominee to fill the open seat or seats created at the request of the Investor.  The Board shall increase its size in accordance with the request within sixty (60) days of receipt of the

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Investor’s request.

(d)                                 Subject to the limitations set forth herein, the Board shall appoint any Nominee to fill any Board seat created upon the request of the Investor or designated by the Board for filling by the Investor.  Any Nominee appointed as a director shall be appointed to a term expiring at the next election of directors.

(e)                                  The Company shall use commercially reasonable efforts to assure that (i) any Nominee for election is included in the Board’s slate of nominees to the stockholders for the election of directors, and (ii) the Nominee is included in the proxy statement prepared by management of the Company in connection with soliciting proxies for every meeting of the stockholders of the Company called with respect to the election of members of the Board, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company or the Board with respect to the election of members of the Board.

(f)                            At the expiration of the term of a director who is a Nominee designated by the Investor, the Investor shall be entitled to designate that Nominee or an alternative Nominee for election to the Board for the following term.

(g)                           If a vacancy occurs because of the death, disability, disqualification, resignation or removal of a Nominee (including by virtue of a removal of a Nominee at the discretion of the Investor), the Investor shall be entitled, at any time within sixty (60) days of such vacancy, to nominate such person’s successors in accordance with this Agreement, and the Board shall fill the vacancy with such successor Nominee by appointment.  The successor Nominee shall be appointed to a term expiring at the next election of directors.

(h)                          If a Nominee is not nominated or elected to the Board because of the Nominee’s death, disability, disqualification, withdrawal as a nominee or for other reason is unavailable or unable to serve on the Board, the Investor shall be entitled to designate another Nominee.

(i)                              Notwithstanding anything to the contrary contained herein, at such time as the Investor’s Ownership Percentage is less than five percent (5%) the rights of the Investor under this Section 2 to nominate any Nominee shall terminate automatically and cease to have any further force or effect.

3.                                      Limitation on Company Obligations.  Notwithstanding anything herein to the contrary, the Company shall not be obligated to cause to be appointed to the Board, nominated for election to the Board or recommend to the stockholders the election of any Nominee (i) who fails to submit to the Company on a timely basis such questionnaires as the Company may reasonably require of its directors generally and such other information as the Company may reasonably request in connection with the preparation of its filings under the Securities Laws, or (ii) the Board or the Nominating Committee (and any successor thereto performing the nominating and governance committee functions of the Board) determines in good faith, after consultation with outside legal counsel, that such action would constitute a breach of applicable law or result in the Common Stock becoming ineligible for listing on any Trading Market; provided, however, that upon the occurrence of either (i) or (ii) above, the Company shall promptly notify the Investor of the occurrence of such event and use commercially reasonable efforts to permit the Investor to provide an alternate Nominee sufficiently in advance of any Board action, meeting of the stockholders called or written action of stockholders with respect to such election of Nominees, and the Company shall use commercially reasonable efforts to perform its obligations under Section 2(e) with respect to such alternate Nominee (provided that if the Company provides at least thirty (30) days advance notice of the occurrence of any such event such alternative Nominee must be designated by the Investor not less than thirty (30) days in advance of any Board action, notice of meeting of the stockholders or written action of stockholders with respect to such election of Nominees). The Company shall use commercially reasonable efforts to perform its obligations under Section 2(e) with respect to such alternate Nominee, provided that in no event shall the Company be obligated to postpone, reschedule or delay any scheduled meeting of the stockholders with respect to such election of Nominees.

4.                               Prohibition against Circumvention by the Company.  At any time that the Investor shall have any nomination rights under Section 2, the Company shall not take any action, including making or recommending any amendment to the Articles of Incorporation or the Bylaws that could reasonably be expected to adversely affect the Investor’s rights under this Agreement, without the prior written consent of the Investor.

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5.                               Amendment and Waiver. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

6.                               Benefit of Parties. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as otherwise expressly provided herein, nothing herein contained shall confer or is intended to confer on any third party or entity that is not a party to this Agreement any rights under this Agreement.

7.                                      Headings. Headings are for ease of reference only and shall not form a part of this Agreement.

8.                                      Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. This Agreement shall be construed in accordance with the laws of State of Indiana, without regard to the principles of conflicts of laws. The parties further agree that any action between them shall be heard in and expressly consent to the jurisdiction and venue of the state court sitting in Auburn, Indiana and the federal court sitting in the City of Fort Wayne, Indiana for the adjudication of any civil action asserted pursuant to this Agreement. EACH OF THE PARTIES HERETO, AFTER CONSULTING OR HAVING HAD THE OPPORTUNITY TO CONSULT WITH COUNSEL, EACH KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES, IRREVOCABLY, THE RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING BASED HEREON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER TRANSACTION DOCUMENT OR ANY OTHER AGREEMENT EXECUTED OR CONTEMPLATED TO BE EXECUTED IN CONJUNCTION WITH THIS AGREEMENT, OR ANY COURSE OF CONDUCT OR COURSE OF DEALING IN WHICH THE INVESTOR AND THE COMPANY ARE ADVERSE PARTIES. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE INVESTOR TO ENTER INTO THIS AGREEMENT.

9.                               Entire Agreement. This Agreement and any other writing signed by authorized representatives of each of the parties after the date hereof that specifically references this Agreement, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements, understandings and negotiations, both written and oral between the parties with respect to the subject matter hereof.

10.                        Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be deemed an original. This Agreement shall become effective when each party shall have received a counterpart hereof signed by each of the other parties. An executed copy or counterpart hereof delivered by email or facsimile shall be deemed an original instrument.

11.                        Severability. If any provision of this Agreement or the application thereof to any Person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provisions to other Persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

12.                        Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions, in addition to any other remedy to which they are entitled at law or in equity.

13.                        Notices. All notices, requests and other communications to any party or to the Company shall be in writing and shall be given via email and overnight delivery service:

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If to the Company:

Industrial Services of America, Inc.

7100 Grade Lane

Louisville, KY 40213

Attention: Chief Executive Officer

Email: ooliver@ajshotels.com

With a copy to (which shall not constitute notice):

Frost Brown Todd LLC

400 West Market Street

Suite 3200

Louisville, Kentucky 40202-3363

Attention:  James A. Giesel

Email:jgiesel@fbtlaw.com

If to the Investor:

Recycling Capital Partners, LLC

295 S. Commerce Dr.

Waterloo, IN 46793

Attention:  Daniel M. Rifkin, Manager

Email:drifkin@metalx.net

With a copy to (which shall not constitute notice):

Barrett & McNagny LLP

215 E. Berry St.

Fort Wayne, IN 46802

Attention:  Ronald J. Ehinger

Email: Rje@barrettlaw.com

or to such other address and email addresses as such party or the Company may hereafter specify for the purpose by notice to the other parties and the Company. Each such notice, request or other communication shall be effective when delivered at the address specified in this Section 13 during regular business hours.

[SIGNATURES ON FOLLOWING PAGE]

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IN WITNESS WHEREOF, the parties hereto have executed this Director Designation Agreement on the day and year first above-written.

RECYCLING CAPITAL PARTNERS, LLC

By:	/s/ Daniel M. Rifkin
	Name:	Daniel M. Rifkin
	Title:	Manager

INDUSTRIAL SERVICES OF AMERICA, INC.

By:	/s/ Orson Oliver
	Name:	Orson Oliver
	Title:	Interim Chief Executive Officer

[Signature Page to Director Designation Agreement]